FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                 For the period of June 7, 2004 to July 2, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                    Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 24 June 2004 announcing Biogen Idec Collaboration
2.  News release dated 24 June 2004 announcing Results of AGM
3.  News release dated 24 June 2004 announcing Issue of Equity
4.  News release dated 02 July 2004 announcing Holding(s) in Company

Enclosure No.1

                                                                    24 June 2004

  Vernalis and Biogen Idec to collaborate on research for Parkinson's disease

-  Joint collaboration to boost Parkinson's disease research
-  Vernalis to receive immediate $10 million licence fee
-  Biogen Idec to make initial investment of $6 million in new Vernalis shares

(Reading, UK and Cambridge, Mass., USA) - Vernalis plc (LSE: VER, Nasdaq: VNLS) and Biogen Idec (Nasdaq: BIIB) today announce that they have entered into an agreement to advance research into Vernalis' adenosine A2A receptor antagonist program, which targets Parkinson's disease and other central nervous system disorders.

Under the agreement, Biogen Idec receives exclusive worldwide rights to develop and commercialize Vernalis' lead compound, V2006, which recently completed an initial Phase I clinical study in healthy volunteers. In addition, Biogen Idec has the right to develop one back-up compound to V2006 and receives option rights over Vernalis' A2A antagonist research program. Initially, the collaboration will focus on completing the Phase I program for V2006, with the goal to begin Phase II proof of concept studies of V2006 in Parkinson's disease patients in 2005.

Biogen Idec will pay Vernalis an initial license fee of $10 million, a series of further payments if program milestones are met, and royalties on commercial sales of collaboration products. Biogen Idec will make an immediate investment of $6 million through subscription for 6,218,487 new Vernalis ordinary shares, representing 4.19 percent of Vernalis' enlarged issued share capital, at a price of 53 pence per share and has committed to purchase an additional $4 million in the event of a future Vernalis financing. Excluding royalties, total potential payments to Vernalis could exceed $100 million. Biogen Idec will fund future development under the collaboration, and Vernalis will retain an option to co-promote collaboration products in the United States.

"This is an important program for Vernalis, and we are delighted to have attracted a partner of Biogen Idec's calibre to help us take it forward," said Simon Sturge, chief executive officer, Vernalis. "Parkinson's disease can be a very difficult and debilitating condition. Today's announcement is a valuable endorsement of our A2A program, and fulfills our promise to announce a strong product collaboration in the second quarter."

James Mullen, president and chief executive officer of Biogen Idec, added, "We look forward to applying the expertise we have developed with our neurology franchise to V2006, a promising product that will bolster our growing small molecule portfolio. In addition, this partnership brings us one step closer to our corporate goal to in-license 50 percent of our pipeline by 2010."

Parkinson's disease is a progressive movement disorder that affects approximately one percent of the population over the age of 65, or about 1.5 million people in the United States. Common symptoms of the disease include stiffening of the muscles, difficulty in moving, tremors and shaking. Parkinson's is caused by nerve degeneration and cell death in the brain, leading to the loss of dopamine, a neurotransmitter that is involved in the control of voluntary movement.

Most conventional treatments for Parkinson's disease are based on the replacement or enhancement of dopamine in the brain. These treatments are generally effective in the short term, but efficacy tends to diminish over time and the emergence of side effects increases the level of disability. Vernalis' adenosine A2A receptor antagonist program is designed to restore the imbalance of neurotransmitters caused by the loss of dopamine.

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)
Jon Coles; Wendel Carson
+44 (0)20 7404 5959

Biogen Idec
Amy Ryan (media contact)
+1 617-914-6524

Elizabeth Woo (investor community contact)
+1 617-679-2812

Safe Harbor/Forward Looking Statements

This news release contains forward-looking statements regarding the clinical and therapeutic expectations of Vernalis' compounds. These statements are based on the companies' current beliefs and expectations. They are subject to the risks inherent in drug development, including the risks that the effects of the compounds in larger clinical trials may not be as expected or that there may be safety issues or other problems or delays in clinical trials, unexpected technical or manufacturing hurdles, or intellectual property disputes. Drug development involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in animal models or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. . For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Biogen Idec Inc. and Vernalis plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTES TO EDITORS

Adenosine A2A receptor antagonists

The use of selective adenosine A2A receptor antagonists helps to restore the imbalance of neurotransmitters that is caused by the loss of dopamine in Parkinson's disease. This may provide a novel approach to treat the symptoms of Parkinson's disease and it is hoped that this mechanism of action may also slow or stop the progression of the disease. In particular, A2A receptor antagonists may be able to restore function in Parkinson's disease patients without inducing side effects such as nausea and dyskinesias (uncontrolled movements). Laboratory studies also suggest that the adenosine A2A receptor may be a novel target for the discovery of a new class of antidepressant drugs.

V2006

V2006 (formerly VR 2006) was selected as a development candidate from the Vernalis A2A antagonist research program in April 2002. Vernalis has recently completed an initial Phase I single ascending dose study of V2006 in healthy male volunteers. The results showed that the drug was well tolerated and that exposure increased with dose. Potentially therapeutic blood levels (based on predictions from pre-clinical studies) were achieved following the lowest dose tested. The drug also had a mean plasma half-life that would be consistent with a simple, once-daily dosing regimen.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Vernalis

Established in September 2003 following the merger of British Biotech and Vernalis Group, Vernalis plc is pursuing a growth strategy based upon successful pipeline development and further consolidation within the biotechnology sector. Operating from state-of-the-art R&D facilities in Reading (UK) and in Cambridge
(UK), the company is equipped to undertake the full development of compounds from discovery through to product registration. In May 2004 Vernalis reacquired the North American rights to frovatriptan, its first approved product, and the Company is in the process of selecting a new partner to market this product in the US and realise the significant potential of frovatriptan in the treatment of menstrually-associated migraine. For more information, please visit www.vernalis.com.

Enclosure No.2

                                                                   24 June 2004

                                  VERNALIS PLC

          RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 24 JUNE 2004


Vernalis plc announces that all resolutions proposed to shareholders at its Annual General Meeting held today were duly passed.

All resolutions were approved on a show of hands. The number of proxy votes received for each resolution is set out below.



Resolution                         For (including          Against              Abstention
                                   discretionary votes)

Ordinary resolutions

1.    To receive, consider and     81,967,904  (99.32%)    13,677    (0.01%)    541,658     (0.67%)
      approve the directors'
      report and accounts for the
      financial year ending 31
      December 2003

2.    To re-elect K J Merrifield   82,495,757  (99.96%)    24,265    (0.02%)    3,217       (0.02%)
      as a director of the Company

3.    To re-appoint A Baxter as a  82,496,920  (99.97%)    22,675    (0.02%)    3,644       (0.01%)
      director of the Company

4.    To re-appoint                82,433,852  (99.89%)    83,358      (0.1%)   6,029       (0.01%)
      PricewaterhouseCoopers LLP
      as auditors and to authorise
      the directors to determine
      their remuneration

5.    To approve the directors'    80,357,501  (97.37%)    358,231  (0.43%)     1,807,507    (2.2%)
      remuneration report

6.    To authorise the directors   82,481,347  (99.95%)    31,580    (0.03%)    10,312      (0.02%)
      to allot shares in the
      Company

Special resolution

7.    To authorise the             82,126,538  (99.51%)    378,368   (0.45%)    18,333      (0.04%)
      disapplication of
      pre-emption rights



Ian Kent and Eugene Williams both retired as Non-Executive Directors with effect from the end of the meeting. The Chairman, Peter Fellner, thanked them for their contributions to Vernalis plc.



Enquiries:

Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Wendel Carson

Enclosure No.3

24 June 2004

                                   Vernalis plc

                         Issue of shares to Biogen Idec

Application has been made to the UK Listing Authority and the London Stock Exchange for 6,218,487 new Vernalis ordinary shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the new ordinary shares will become effective on 29 June 2004. The new ordinary shares will rank pari passu with the existing ordinary shares.


Enquiries:

Vernalis plc
Jonathan Bond, Company Secretary
+44 (0)118 977 3133

Enclosure No.4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
                   FOLLOWING INCREASE IN ISSUED SHARE CAPITAL

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO UK ICVC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

N/a

11. Date company informed

Notification received on 1 July 2004

12. Total holding following this notification

22,995,408 shares

13. Total percentage holding of issued class following this notification

15.50 per cent (based on issued share capital of 148,345,370 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes has fallen from 29.5% to 28.26% as a result of the increase in issued share capital.

15. Name of contact and telephone number for queries

Stephanie Coles, Company Secretarial Assistant, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

2nd July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 5, 2004                                 Vernalis PLC
                                                   (Registrant)


                                                   By:______________
                                                      Tony Weir
                                                      Chief Financial Officer